Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS UNDER THE COOPERATION FRAMEWORK AGREEMENT FOR INVESTMENT MANAGEMENT WITH INSURANCE FUNDS

Reference is made to the announcement of the Company dated 26 April 2018 in relation to the Existing Framework Agreement entered into between the Company and China Life Capital. The Existing Framework Agreement will expire on 31 December 2019.

The Board wishes to announce that the Company proposes to enter into the New Framework Agreement with China Life Capital by 31 December 2019, pursuant to which the Company will continue to subscribe in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, and/or the Fund Products of which China Life Capital serves as the manager.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. China Life Capital, an indirect wholly-owned subsidiary of CLIC, is an associate of CLIC and also a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

Given that the applicable percentage ratios in respect of the annual caps for the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 26 April 2018 in relation to the Existing Framework Agreement entered into between the Company and China Life Capital. The Existing Framework Agreement will expire on 31 December 2019.

The Board wishes to announce that the Company proposes to enter into the New Framework Agreement with China Life Capital by 31 December 2019, pursuant to which the Company will continue to subscribe in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, and/or the Fund Products of which China Life Capital serves as the manager.

PRINCIPAL TERMS OF THE NEW FRAMEWORK AGREEMENT

Parties

•	The Company

•	China Life Capital

Investment Management Model

Pursuant to the New Framework Agreement, the Company will subscribe in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves (including individually and jointly with third parties) as the general partner, and/or the Fund Products of which China Life Capital serves as the manager (including the fund manager and co-manager).

Commission File Number 001-31914

Subscription of the Fund Products

The Company will enter into specific agreements with the counterparties including China Life Capital (or its subsidiaries) in respect of the subscription of specific Fund Products, and such specific agreements shall be subject to the principles set out in the New Framework Agreement. Upon execution of the specific agreements, the Company shall make its capital contribution as required by the payment notice of the general partner, and the date of payment of the capital contribution as required by the payment notice shall be no earlier than 10 working days after the issuance of such payment notice. The capital contribution to be made by the Company will be funded by the internal resources of the Company.

Management of the Fund Products

As the general partner or the manager of the Fund Products, China Life Capital (or its subsidiaries) will provide daily operation, investment management, and consulting services to the Fund Products. The management fee will be paid to the general partner or the manager in respect of the provision of such services on an annual, semi-annual or quarterly basis, which shall be borne by all the limited partners. The management fee to be borne by the Company as the limited partner shall be calculated based on the amount of its capital contribution to the Fund Products and with reference to the following fee rates:

(a)

With respect to core funds (which refer to the Fund Products, the underlying assets of which are the projects that have been put into operation and have generated stable cash flow and are basically not required for upgrade or renovation) or any other projects similar to them in investment management, the annual management fee rate shall be within the range between 0.1% and 0.3%;

(b)

With respect to value-added funds (which refer to the Fund Products, the underlying assets of which are the projects that have been put into operation and have started to generate cash flow but can be partially upgraded or renovated to increase their value), asset securitization products or any other projects similar to them in investment management, the annual management fee rate shall not exceed 1%;

(c)

With respect to opportunistic funds (which refer to the Fund Products, the underlying assets of which are the projects that have not been fully constructed, or the projects that have been completely constructed but can be materially upgraded or renovated to increase their value significantly, or the projects that have been completely constructed but have been in business difficulties due to indebtedness, operations or other reasons), equity investments or any other projects similar to them in investment management, the annual management fee rate shall not exceed 1.5%.

Commission File Number 001-31914

If there is any independent third party subscribing for a Fund Product in the capacity of the limited partner simultaneously when the Company subscribes for the same Fund Product as the limited partner, and the amount of capital contribution by such independent third party accounts for 20% or more of the total capital contribution to the Fund Product by all the limited partners, then the management fee rate for the Fund Product borne by the Company may match the rate available to the independent third party, but the annual management fee rate shall not exceed 1.5% in any event.

Investment Scope of the Fund Products

The investment scope of the Fund Products shall include real estate, warehousing logistics, apartments for long-term lease, urban renewal, infrastructure assets, corporate shareholdings in relation to the operation of such underlying assets and asset securitization products in relation to such assets (including, but not limited to, asset-backed securities, real estate investment trusts, quasi-real estate investment trusts, etc.).

Profit Distribution

The profits from the Fund Products shall be distributed to the Company as the limited partner in a way that is not inferior to the following principles of distribution and order of priority:

(a)

the funds of the Fund Products available for distribution shall be first distributed to the limited partners and the general partner, until the amount they have received is equal to the amount of their capital contributions;

(b)

the balance (if any) shall be distributed to the limited partners, until the limited partners have obtained the preferred returns calculated at an annualized compound internal rate of return of 8% based on the distribution amount under item (a) above;

(c)	the balance (if any) shall be distributed to the general partner, until the amount it has received accounts for 20% of the aggregate distribution amount under item (b) above and this item (c);

(d)	any balance after the above distribution shall be distributed between the limited partners and the general partner at the ratio of 80:20.

Term

Upon signing by the parties, the New Framework Agreement will take effect from 1 January 2020 and expire on 31 December 2022.

Commission File Number 001-31914

ANNUAL CAPS

Historical Figures

For the year ended 31 December 2018 and the six months ended 30 June 2019, the management fees charged by China Life Capital as the general partner or the manager of the Fund Products were RMB11.75 million and RMB15.66 million, respectively. For the same periods, the Company did not subscribe in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner.

Annual Caps

For the three years ending 31 December 2022, the annual caps for the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, as well as the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are as follows:

	RMB in million
	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Annual cap for the subscription of the Fund Products by the Company	5,000	5,000	5,000
Annual cap for the management fee borne by the Company	200	200	200

In determining the annual caps for the subscription of the Fund Products, the Company has taken into account the investment budgets of fund reserve projects and other projects for the next three years as provided by China Life Capital, as well as the needs of the Company for allocation of its asset portfolios. The funds for the subscription of the Fund Products by the Company under the New Framework Agreement will come from the assets entrusted by the Company to CLI for investment and management under the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds entered into between the Company and CLI on 31 December 2018, and will be included in the annual caps on the amount of entrusted assets under such agreement. China Life Capital is a wholly-owned subsidiary of CLI. The Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds and the continuing connected transactions contemplated thereunder have been approved by the independent shareholders of the Company on 6 June 2018. Please refer to the circular of the Company dated 18 May 2018 for further details of such transactions.

Commission File Number 001-31914

In determining the annual caps for the management fee, the Company has taken into account its expected subscription amount of the Fund Products, and the fee rate of the management fee as set out in the New Framework Agreement. In determining the fee rate of the management fee, the Company has made reference to the market standards and industry practices, including the prices of similar transactions with independent third parties, and the fee rates charged by fund managers in the real estate fund industry.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Transactions can expand the sources of projects in connection with alternative investment of the Company, which will enable the Company to obtain the opportunities of assets allocation in the sectors of investment encouraged by the national policies such as apartments for long-term lease, urban renewal and logistics, as well as the sector of infrastructures, and to capture the investment projects with high potentials and returns. The assets within the investment scope of the Fund Products are highly resistant to inflation and may generally bring stable cash flow and/or future value appreciation. Further, given their weak correlation with other fixed income products and standardized investment products, such assets may play the role of risk diversification in investment portfolios. In addition, the long investment period of the Fund Products can help extend the duration of the Company’s assets and narrow down the duration gap of assets and liabilities, which is in line with the development strategy of the Company for its investment business.

The Directors (including independent non-executive Directors) are of the view that the Transactions are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Transactions are fair and reasonable. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun hold positions in CLIC and/or China Life Capital, they have abstained from voting on the Board resolution to approve the Transactions.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. China Life Capital, an indirect wholly-owned subsidiary of CLIC, is an associate of CLIC and also a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

Established in November 1995, China Life Capital has a registered capital of RMB1,000,000,000 and its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. As at 30 June 2019, China Life Capital had total assets of approximately RMB284,128,000, net assets of approximately RMB261,459,300, operating income of approximately RMB38,181,500 and net profit of approximately RMB17,842,600.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Capital”	國壽資本投資有限公司(China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLI”	國壽投資控股有限公司(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

Commission File Number 001-31914

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Existing Framework Agreement”	the Cooperation Framework Agreement for Investment Management with Insurance Funds entered into between the Company and China Life Capital on 7 June 2018

“Fund Product(s)”	fund products in which insurance funds are permitted for investment, including real estate investment funds, equity investment funds, merger and acquisition funds, venture capital funds, emerging strategic industry funds and growth funds

“general partner”	the partner in a Fund Product with unlimited joint and several liability

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“limited partner(s)”	the partner(s) in a Fund Product with limited liability up to the amount of its/ their capital contribution(s)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“manager”	the entity that provides daily operation, investment management, and consulting services to a Fund Product

“New Framework Agreement”	the Cooperation Framework Agreement for Investment Management with Insurance Funds to be entered into between the Company and China Life Capital

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

Commission File Number 001-31914

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transactions”	the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, and/or the Fund Products of which China Life Capital serves as the manager pursuant to the New Framework Agreement

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 22 August 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie